May 24, 2005

Via US Mail and Facsimile

Mr. Cary Brokaw
Chief Executive and Financial Officer
Avenue Entertainment Group, Inc.
10202 West Washington Blvd., Lean 119
Culver City, CA 90232

Re: **Avenue Entertainment Group, Inc.**
Form 10-K for the year ended December 31, 2004
Commission File Number: 001-12885

Dear Mr. Brokaw:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* *

Item 6. Management's discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1. We have noted several instances within MD&A where changes in revenues and expenses are discussed but the reasons for them are not explained. For example, year over year revenues differ by approximately $300,000 while the revenue-producing projects year to year appear to be quite similar, but the discrepancy is not explained. Also, a difference of approximately

$160,000 exists in Film Costs that is similarly not explained. Please revise your explanations of changes in year over year expenses to fully and completely explain the facts and circumstances surrounding these changes. Refer to the guidance in FR 72. Please note that the examples provided are not meant to be all-inclusive; as such, please review your entire MD & A for similar instances.

2. In this regard, our comment applies to the MD&A in your Form 10-QSB for the three months ended March 31, 2005 as well. We particularly note the very significant decrease in revenues in the first fiscal quarter of 2005. Please expand your disclosures to more completely address the reasons for this decrease, including whether you consider the various sources of the fiscal 2004 revenues to be unusual or nonrecurring. We note that you extended a two-year contract with HBO. Do you expect to derive significant additional revenues on this or other long-term contacts in subsequent fiscal quarters? Please revise future filings to clarify.

Liquidity and Capital Resources, page 21

3. We note your disclosure that you have a working capital deficit at December 31, 2004. Please expand this disclosure to discuss how your current position compares with other businesses in your industry.

Financial Statements

Consolidated Statements of Operations, page 27

4. Please revise your presentation to separate Other Income from operating expenses as it does not appear to represent income from operations. If true, it should be presented as a component of non-operating income below income from operations. Please revise or advise.

Note 7 – Commitments and Contingencies

Leases, page 51
5. Please explain to us the facts and circumstances surrounding the procurement of your current rental situation with the office space in Culver City. Include in your response the identity of the lessor, the monthly rent payment, the market rate for similar space in the area, and how you have accounted for any difference in market value. We may have further comment on your response.

Employment Agreements, page 51
6. We note that Deferred Compensation comprises nearly 55% of total liabilities, and that it appears the majority of this balance is derived from the voluntary deferment of salary by both the President and the Chairman. Supplementally explain to us how and when these amounts are expected to be repaid. We may have further comment on your response.

7. As a related matter, supplementally explain to us what the balance in deferred compensation not related to salary deferments by the Chairman and President represents. We may have further comment on your response.

Note 9 – Income Taxes, page 41

8. It appears from your disclosure that you have evaluated your need for a deferred tax asset valuation allowance based on the net deferred tax asset. Please note that paragraph 21 of SFAS 109 requires consideration of each source of deferred tax assets, on a gross basis, in determining the need for a valuation allowance. As such, given your history of losses and disclosure that you believe your deferred tax assets will not be realized, please revise your financial statements to increase your valuation allowance by $199,145 or supplementally tell us your basis in GAAP for not doing so.

Note 10 – Related Party Transactions

Transactions with GP Strategies, page 56
9. Supplementally explain to us the facts and circumstances surrounding the note payable to GP Strategies. Include in your response how and when the note originated, the original balance, when you plan to pay this note completely, and your basis in GAAP for not imputing interest. We assume that the note is payable on demand. If true, please disclose this fact in your footnote. If our assumption is incorrect, please explain.

Note 12 – Subsequent Events, page 43

10. Supplementally tell us what progress has been made with regard to the potential sale transaction detailed here and on page 2. Include in your response whether you are in discussions with any entities and, if so, what progress has been made to date in the negotiation process.

11. As a related matter, we note that you have labeled this note as "Unaudited." Please supplementally explain why this treatment is in accordance with GAAP or revise the filing to remove the "Unaudited" label from this note and file an amended Form 10-KSB with a dual-dated report related to this note. Please refer to Section AU 508.28 of the Codification of Statements on Auditing Standards in any supplemental response.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3816 with any concerns as I supervised the review of your filing.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant